UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

Arc Communications Inc.
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                                (Name of Issuer)

Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

00204P  10 8
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                                 (CUSIP Number)

Andrew J. Levinson, Greenberg & Kahr, 230 Park Avenue, Suite 2600, New York,
NY 10169   Tel. (212) 297-0130
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
June 17, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 00204P 10 8
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only). Peter A. Bordes Jr.
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  .........................................................

     (b)  .........................................................

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3.   SEC Use Only ..............................................................

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4.   Source of Funds (See Instructions) PF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) .................

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6.   Citizenship or Place of Organization U.S.
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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

               7.   Sole Voting Power 3,724,148

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               8.   Shared Voting Power

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               9.   Sole Dispositive Power 3,724,148

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               10.  Shared Dispositive Power

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               11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                    3,724,148

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               12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) ...........

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               13.  Percent of Class Represented by Amount in Row (11) 26.20%

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               14.  Type of Reporting Person (See Instructions)

                  IN ...........................................................
                  ..............................................................
                  ..............................................................

This statement of beneficial ownership on Schedule 13D (the "Statement") relates to the common stock, par value $.001 per share (the "Common Stock") of Arc Communications Inc.

Item 1. Security and Issuer

     This Statement relates to the Common Stock, par value $.001 per share, of Arc Communications Inc. (the "Issuer"). The Issuer's principal executive offices are located at 788 Shrewsbury Avenue, Tinton Fall, New Jersey 07724.

Item 2. Identity and Background

     (a)  This Statement is being filed by Peter A. Bordes Jr.

     (b) Mr. Bordes's business address is 580 Broadway, Suite 700, New York, NY 10012.

     (c) Mr. Bordes's principal occupation is as Chief Executive Officer of Empire Media, Inc. ("Empire"), a diversified media and communications company with a focus on publishing, broadcasting and interactive media. Empire's address is 580 Broadway, Suite 700, New York, NY 10012.

     (d) and (e) Mr. Bordes has not been named or convicted in any criminal proceeding and has not been the subject of any civil proceeding relating to activities subject to federal or state securities laws.

     (f)  Mr. Bordes is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The funds used to purchase the shares of Common Stock identified in this Statement were Mr. Bordes's personal funds. No portion of such funds was borrowed, and such funds were not obtained for the purpose of effecting the transactions described in this Statement. The amount of funds used to effect the purchases described herein was $169,802.50.


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Item 4.  Purpose of Transaction.

     Mr. Bordes acquired the shares of Common Stock described in this Statement with a view to being actively involved in the Issuer's strategic initiatives. In particular, as described in the Issuer's press release dated June 25, 2002, a copy of which is annexed hereto as Exhibit 1 and incorporated herein by reference, Mr. Bordes intends to assist the Issuer in identifying and pursuing opportunities to expand the Issuer's communications business and to increase its presence in the New York and New Jersey markets. Without limiting the generality of the foregoing, Mr. Bordes may assist the Issuer in any of the transactions identified in paragraphs (a) through (j) of this Item 4 and reserves the right at any time to acquire additional shares of Common Stock of the Issuer or to dispose of any shares of such Common Stock.

     As described in the Issuer's press release dated September 10, 2002, a copy of which is annexed hereto as Exhibit 2 and incorporated herein by reference, and in furtherance of the plans identified in the Issuer's June 25 press release, Mr. Bordes joined the Issuer's board of directors on or about such date. In its September 10 press release, the Issuer noted that it is currently reviewing several strategic opportunities to increase its presence in the metropolitan New York/New Jersey market.

Item 5. Interest in Securities of the Issuer

     (a) Based on the 14,213,500 share of Common Stock reported as outstanding by the Issuer in its Quarterly Report on Form 10-QSB for the period ended June 30, 2002, Mr. Bordes beneficially owns 26.20% (3,724,148 shares) of the Issuer's outstanding Common Stock

     (b) Mr. Bordes has sole power to vote and dispose of the shares of Common Stock identified in this Statement

     (c) Mr. Bordes acquired 3,687,148 shares of Common Stock from the Issuer in a private placement on June 17, 2002 for an aggregate purchase price of $165,000, or approximately $.045 per share. In addition he effected the following open market purchases of Common Stock in regular way brokerage transactions:



-------------------------------------- ----------------------------------- ------------------------------------
         Date                                 Number of Shares                   Price per Share
                                                                                (excluding commissions)
-------------------------------------- ----------------------------------- ------------------------------------
    June 7, 2002                                    9,500                               $.14
-------------------------------------- ----------------------------------- ------------------------------------
    June 7, 2002                                   10,000                                .14
-------------------------------------- ----------------------------------- ------------------------------------
    June 19, 2002                                   3,000                                .12
-------------------------------------- ----------------------------------- ------------------------------------
    June 28, 2002                                   1,000                                .14
-------------------------------------- ----------------------------------- ------------------------------------
    July 1, 2002                                      500                                .14
-------------------------------------- ----------------------------------- ------------------------------------
    July 15, 2002                                   3,000                                .10
-------------------------------------- ----------------------------------- ------------------------------------
    August 2, 2002                                 10,000                                .11
-------------------------------------- ----------------------------------- ------------------------------------


     (d) No person besides Mr. Bordes has the right to receive or the power to direct the dividends or sale proceeds from the shares of Common Stock covered by this Statement.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect Securities of the Issuer

     Mr. Bordes entered into a subscription agreement with respect to the shares of Common Stock he purchased from the Issuer on June 17, 2002. A copy of that subscription agreement is annexed hereto as Exhibit 3 and incorporated herein by reference. Other than that subscription agreement, Mr. Bordes has no contracts, arrangements, understandings or relationships with the Issuer with respect to the Common Stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

     The  following Exhibits are annexed hereto:

          1.   Issuer's press release dated June 25, 2002

          2.   Issuer's press release dated September 10, 2002

          3.   Subscription Agreement between Peter A. Bordes and the Issuer




                                    Signature




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 19, 2002
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Date


/s/ Peter A. Bordes, Jr.
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Signature


Peter A. Bordes, Jr.
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Name


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